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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)
                               (FINAL AMENDMENT)
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                            TRIANGLE PACIFIC CORP.
                           (NAME OF SUBJECT COMPANY)
                           SAPLING ACQUISITION, INC.
                       ARMSTRONG WORLD INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                  895912 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------
                                DEBORAH K. OWEN
                         VICE PRESIDENT AND SECRETARY
                           SAPLING ACQUISITION, INC.
                     C/O ARMSTRONG WORLD INDUSTRIES, INC.
                            313 WEST LIBERTY STREET
                                 P.O. BOX 3001
                      LANCASTER, PENNSYLVANIA 17604-3001
                                (717) 397-0611
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                   COPY TO:
                           ROBERT E. KING, JR., ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                               ----------------
                           CALCULATION OF FILING FEE
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
Transaction Valuation*:............. $940,780,667 Amount of Filing Fee:  $188,157

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*  For purposes of calculating the fee only. This amount assumes the purchase of 16,951,003 shares of common stock, par value $.01 per share ("Shares") of Triangle Pacific at a price per share of $55.50 in cash. Such number of shares represents all the Shares outstanding as of June 9, 1998, determined on a fully diluted basis. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $188,157    Filing Party: Armstrong World Industries
Form or registration no.: Schedule
 14D-1                                             Date Filed: June 19, 1998

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                              (Page 1 of 6 pages)

CUSIP No. 532776-10-1
                                14D-1/A AND 13D

    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
         Sapling Acquisition, Inc.
----------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of Group
         (a) [_]
         (b) [_]
----------------------------------------------------------------------
    3.   SEC Use Only
----------------------------------------------------------------------
    4.   Sources of Funds
         AF
----------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f) [_]
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    6.   Citizenship or Place of Organization
         Delaware
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    7.   Aggregate Amount Beneficially Owned by
         Each Reporting Person
         14, 184, 157
----------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row (7) Excludes
         Certain Shares [_]
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    9.   Percent of Class Represented by Amount
         in Row (7)
         96%
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    10.  Type of Reporting Person
         CO


                              (Page 2 of 6 pages)

CUSIP No. 532776-10-1
                                14D-1/A AND 13D

    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons
         Armstrong World Industries, Inc.
----------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of Group
         (a) [_]
         (b) [_]
----------------------------------------------------------------------
    3.   SEC Use Only
----------------------------------------------------------------------
    4.   Sources of Funds
         WC, BK
----------------------------------------------------------------------
    5.   Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f) [_]
----------------------------------------------------------------------
    6.   Citizenship or Place of Organization
         Pennsylvania
----------------------------------------------------------------------
    7.   Aggregate Amount Beneficially Owned by
         Each Reporting Person
         14, 184, 157
----------------------------------------------------------------------
    8.   Check if the Aggregate Amount in Row (7) Excludes
         Certain Shares [_]
----------------------------------------------------------------------
    9.   Percent of Class Represented by Amount
         in Row (7)
         96%
----------------------------------------------------------------------
    10.  Type of Reporting Person
         CO


                              (Page 3 of 6 pages)

                AMENDMENT NO. 4 TO SCHEDULE 14D-1/SCHEDULE 13D

  This Amendment No. 4 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Commission on June 19, 1998, as amended by Amendment Nos. 1, 2 and 3 filed with the Commission on June 25, 1998, July 2, 1998 and July 9, 1998, respectively (as amended, the "Schedule 14D-1"), by Armstrong World Industries, Inc., a Pennsylvania corporation ("Parent"), and Sapling Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, relating to the tender offer of Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Triangle Pacific Corp., a Delaware corporation, at a purchase price of $55.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 1998 as supplemented by the First Supplement to the Offer to Purchase dated July 2, 1998 (as supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"); and (ii) the initial statement on
Schedule 13D of the Purchaser and Parent (the "Schedule 13D," and together with the Schedule 14D-1, the "Schedules"). The information set forth in this
Schedule 14D-1 shall be deemed to be incorporated by reference into the
Schedule 13D. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

  The Schedule 14D-1 is hereby supplemented and/or amended as provided below:

ITEM 6. INTEREST IN SECURITIES OF SUBJECT COMPANY.

  (a)-(b) Pursuant to the Offer, which expired at Midnight, New York City time, on Friday, July 17, 1998, the Purchaser purchased a total of 14,184,157 Shares on July 22, 1998 (or approximately 96% of the outstanding Shares).

  In accordance with the terms of the Merger Agreement, after the Purchaser purchased the 14,184,157 Shares, the Purchaser merged with and into the Company on July 24, 1998, pursuant to the "short-form" merger procedure permitted under Delaware law. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, any Shares held in the treasury of the Company and Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware law) were converted into and represent the right to receive $55.50 in cash, without interest.

                              (Page 4 of 6 pages)

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1998

                                          Sapling Acquisition, Inc.

                                             /s/ Deborah K. Owen
                                          By: _________________________________
                                             Deborah K. Owen
                                             Vice President and Secretary
                                          Armstrong World Industries, Inc.

                                             /s/ Deborah K. Owen
                                          By: _________________________________
                                             Deborah K. Owen
                                             Senior Vice President, Secretary
                                              and General Counsel

                              (Page 5 of 6 pages)

                                 EXHIBIT INDEX

 EXHIBIT
  NO.                                DESCRIPTION
 -------                             -----------
 (a)(1)*   Offer to Purchase, dated June 19, 1998.
 (a)(2)*   Letter of Transmittal.
 (a)(3)*   Notice of Guaranteed Delivery.
 (a)(4)*   Form of letter, dated June 19, 1998, to brokers, dealers,
           commercial banks, trust companies and other nominees.
 (a)(5)*   Form of letter to be used by brokers, dealers, commercial
           banks, trust companies and nominees to their clients.
 (a)(6)*   Guidelines for Certification of Taxpayer Identification Number
           on Substitute Form W-9.
 (a)(7)*   Press release issued by the Purchaser on June 13, 1998.
 (a)(8)*   Form of Summary Advertisement, dated June 19, 1998.
 (a)(9)*   First Supplement to the Offer to Purchase, dated July 1, 1998.
 (a)(10)** Press release issued by Purchaser on July 24, 1998.
 (b)(1)*   Bank Commitment Letter, dated June 5, 1998, by and among
           Parent, Morgan Guaranty Trust Company of New York, Bank of
           America NT & SA, The Chase Manhattan Bank, J.P. Morgan
           Securities Inc, Bancamerica Robertson Stephens and Chase
           Securities, Inc.
 (c)(1)*   Agreement and Plan of Merger, dated as of June 12, 1998, by and among the Company, the Purchaser and Parent.
 (c)(2)*   Stock Tender Agreement, dated as of June 12, 1998, by and
           among certain stockholders, the Purchaser and Parent.

--------
 * Previously filed
** Filed herewith

                              (Page 6 of 6 pages)